UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MDS INC.
(Name of Subject Corporation (issuer))
MDS Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value
(Title of Class of Securities)
55269P302
(CUSIP Number of Class of Securities)

MDS Inc.
Attention: Chief Financial Officer
2810 Matheson Boulevard East
Suite 500, West Tower
Mississauga, Ontario, Canada, L4W 4X7
(905) 267-4222
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$450,000,000	$32,085

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $450,000,000 an aggregate of up to 55,555,555 common shares of MDS Inc. at a purchase price of not more than $9.30 and not less than $8.10 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$32,085
	Form or Registration No.:	Schedule TO
	Filing Party:	MDS Inc.
	Date Filed:	February 19, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed on February 19, 2010 (the “Schedule TO”) in connection with the offer by MDS Inc., a Canadian corporation (“MDS” or the “Corporation”), to the holders of its common shares, without par value (the “Shares”), to purchase up to an aggregate amount of US$450,000,000 of Shares at a price of not more than US$9.30 per Share and not less than US$8.10 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, Employee Share Ownership Plan Special Transaction Form, Deferred Profit Sharing Plan Special Transaction Form and Group Retirement Savings Plan Special Transaction Form which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.” This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
All information in the Offer to Purchase and the Circular, which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference in response to all the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1 through 11.
On March 10, 2010, the Corporation sent to its employees who are holders of its common shares a communication (the “Amended Employee Q&A”) that addressed commonly asked questions relating to the Tender Offer. A copy of the Amended Employee Q&A is filed as Exhibit (a)(5)(B) hereto.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 19, 2010 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Employee Share Ownership Plan Special Transaction Form.
(a)(1)(E)*	Deferred Profit Sharing Plan Special Transaction Form.
(a)(1)(F)*	Group Retirement Savings Plan Special Transaction Form.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press release announcing commencement of Tender Offer, dated February 19, 2010.
(a)(5)(B)	MDS Inc. Substantial Issuer Bid — Amended Employee Q&A.
(b)	None.
(d)(1)	MDS Inc. Stock Option Plan (incorporated by reference from the Corporation’s Report on Form 6-K, furnished to the Securities and Exchange Commission on March 14, 2007).
(d)(2)*	MDS Inc. Amended and Restated Employee Share Ownership Plan.
(d)(3)*	MDS Inc. Amended and Restated Stock Dividend and Share Purchase Plan.

Exhibit No.	Description
(d)(4)*	MDS Inc. Deferred Profit Sharing Plan.
(d)(5)*	MDS Inc. Group Registered Retirement Savings Plan.
(g)	None.
(h)	None.

*	Previously filed with the Corporation’s Schedule TO on February 19, 2010.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark Witkowski
Name:	Mark Witkowski
Title:	Vice-President, Tax and Treasury

Date:	March 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 19, 2010 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Employee Share Ownership Plan Special Transaction Form.
(a)(1)(E)*	Deferred Profit Sharing Plan Special Transaction Form.
(a)(1)(F)*	Group Retirement Savings Plan Special Transaction Form.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press release announcing commencement of Tender Offer, dated February 19, 2010.
(a)(5)(B)	MDS Inc. Substantial Issuer Bid — Amended Employee Q&A.
(b)	None.
(d)(1)	MDS Inc. Stock Option Plan (incorporated by reference from the Corporation’s Report on Form 6-K, furnished to the Securities and Exchange Commission on March 14, 2007).
(d)(2)*	MDS Inc. Amended and Restated Employee Share Ownership Plan.
(d)(3)*	MDS Inc. Amended and Restated Stock Dividend and Share Purchase Plan.
(d)(4)*	MDS Inc. Deferred Profit Sharing Plan.
(d)(5)*	MDS Inc. Group Registered Retirement Savings Plan.
(g)	None.
(h)	None.

*	Previously filed with the Corporation’s Schedule TO on February 19, 2010.

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